December 4, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 9 to Offering Statement on Form 1-A
Filed September 2, 2025
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 10 (“Amendment No. 10”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended (together, the “Form 1-A”). Amendment No. 10 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated December 1, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 9 to Offering Statement on Form 1-A

The Restructuring Transactions, page 14

1.

Comment: We note your response to prior comment 3 and the revised table on page 15. Please explain why the table omits the Management Fee Shares (Issuer) as was noted in Series Offering Table on page 1 or revise accordingly. For instance, the table on page 1 includes Management Fee Shares (Issuer) of 24,877 for Series 044 that are not included in the table on page 15. Also, revise your disclosures and diagrams throughout the filing to not show 100% ownership by Shareholders, the Target Issuer, Merger Series and/or Surviving Series in lower levels of the diagrams in circumstances where Masterworks has a voting and/or profit interest in the level below. Finally, revise your disclosures and diagrams to show the voting and profit percentages owned by Masterworks and others at each level.

Response: The Company has revised its disclosure to include Management Fee Shares (Issuer) on page 15 of Amendment No. 10. In addition the Company has revised the diagrams throughout the filing in accordance with the Staff’s comment and added new tables to page 18 of Amendment No. 10 to show the voting and profit percentages owned by Masterworks and others at the issuer and Masterworks Cayman, SPC levels following the Offering and Restructuring Transactions.

Unaudited Historical and Pro Forma Financial Statements, page F-2

2.	Comment: Please remove your statements in various places regarding no assurance being provided on your financial statements.

Response: In response to the Staff’s comment, the Company has removed the statements in various places regarding no assurance being provided on its financial statements.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission Scott Stringer/U.S. Securities and Exchange Commission
Rufus Decker/U.S. Securities and Exchange Commission